UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Selway Capital Acquisition Corp.
(Name of Issuer)

Series C Shares, $0.0001 Par Value
(Title of Class of Securities)

81661A404
(Cusip Number)

July 17, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81661A404	Page 2

1	NAMES OF REPORTING PERSONS
Partners for Growth III, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
26-4085062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
845,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
845,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 81661A404	Page 3

1	NAMES OF REPORTING PERSONS
Partners for Growth III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
27-1477996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
845,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
845,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 81661A404	Page 4

1	NAMES OF REPORTING PERSONS
Andrew Kahn

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
845,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
845,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 81661A404	Page 5

1	NAMES OF REPORTING PERSONS
Donald M. Campbell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
845,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
845,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1

(a) Name of Issuer:

Selway Capital Acquisition Corp.

(b) Address of Issuer’s Principal Executive Offices:

66 Ford Road, Suite 230, Denville, NJ 07834.

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Partners for Growth III, LLC, a Delaware limited liability company (“PFG3LLC”)
Partners for Growth III, L.P., a Delaware limited partnership (“PFG3”)
Andrew Kahn
Donald M. Campbell

(b) Address or principal business office or, if none, residence:

The principal business address of each Reporting Person is 150 Pacific Avenue, San Francisco, CA 94111.

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2-5 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Series C Shares, par value $0.0001 per share.

(e) CUSIP No.:

81661A404

Item 3.

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 - 5 of this Schedule, which responses are incorporated by reference herein.

The securities to which this Schedule relates (the "Shares"), are issuable upon the conversion of (i) a senior convertible note (the "Note"), held by PFG3 pursuant to that certain Loan and Security Agreement (the "Loan Agreement"), dated as of July 17, 2013, by and among the Issuer, PFG3 and various other parties thereto (the "Loan"), and (ii) warrants to purchase an aggregate of 220,000 Shares, exercisable for $7.50 per share at any time on or prior to July 17, 2018 (the "PFG Warrants"), that were issued in connection with the Loan. The conversion price of the Note is $8.00 per Share. The aggregate principal amount of the Note is $5,000,000, which is convertible into 625,000 Shares at the current conversion price. The conversion prices of the Note and PFG Warrants may be adjusted proportionally if the Issuer's tender offer is effected at less than $10.30 per share or for other standard adjustments, including but not limited to stock splits, dividends, and reclassifications of securities. Additionally, the PFG Warrants can be exercised on a cashless basis by paying the exercise price by surrendering their warrants for that number of shares equal in value to the exercise price.

The Issuer also issued to PFG3 an aggregate of 625,000 warrants (the “Conditional Warrants”) that are not exercisable unless and until the Company chooses to prepay the loan in full. Upon the Company’s optional prepayment of the loan in full, the Note will be extinguished and will no longer be convertible for Shares, however, the Conditional Warrants will become exercisable, for $8.00 per Share. The Conditional Warrants will expire on July 17, 2018 and, once exercisable, are subject to the same cashless exercise and price adjustment terms as the PFG Warrants.

PFG3LLC, as PFG3’s general partner, and Andrew Kahn and Donald M. Campbell, as controlling members and Managers of PFG3LLC, may be deemed to beneficially own the Shares for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that PFG3, PFG3LLC, Andrew Kahn or Donald M. Campbell are or were, for any other purpose, the beneficial owners of any of the Shares, and each of PFG3, PFG3LLC, Andrew Kahn or Donald M. Campbell disclaims all beneficial ownership as to the Shares, except to the extent of his or its pecuniary interests therein, if any.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities may be deemed the “beneficial owners” of some or all of the Shares insofar as they may be deemed to share the power to direct the voting or disposition of the Shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is or was, for any purpose, the beneficial owner of any of the Shares, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 - 5 was derived from Exhibit 4.1 to Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2013, in which the Issuer stated that the number of shares of Series C Shares outstanding as of July 17, 2013 is 8,953,494.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Reference is hereby made to Item 4 of this Schedule, which Item is hereby incorporated by reference herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2013

PARTNERS FOR GROWTH III, L.P.
By: Partners for Growth III, LLC
Its: General Partner

By: /s/ Andrew Kahn
Name: Andrew Kahn
Its: Manager

PARTNERS FOR GROWTH III, LLC

By: /s/ Andrew Kahn
Name: Andrew Kahn
Its: Manager

/s/ Andrew Kahn
Andrew Kahn

/s/ Donald M.Campbell
Donald M. Campbell

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Joint Filing Agreement, dated as of August 5, 2013, by and among each of the Reporting Persons.

Exhibit 99.2	Loan and Security Agreement, dated July 17, 2013, by and among Selway Capital Acquisition Corporation, Healthcare Corporation of America and Partners For Growth, III, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-k filed by the Issuer with the SEC on July 23, 2013).

Exhibit 99.3	Senior Convertible Promissory Note, dated July 17, 2013, in favor of Partners For Growth, III, LP (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed by the Issuer with the SEC on July 23, 2013).

Exhibit 99.4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed by the Issuer with the SEC on July 23, 2013).

Exhibit 99.4	Form of Conditionally Exercisable Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed by the Issuer with the SEC on July 23, 2013).

Exhibit 99.5	Powers of Attorney for the Reporting Persons.